

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2011

Via E-mail
Joseph W. Dziedzic
Vice President and Chief Financial Officer
The Brink's Company
1801 Bayberry Court
Richmond, Virginia 23226

> **Re:** **The Brink's Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 001-09148**

Dear Mr. Dziedzic:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Note 2- Segment Information, page 85

1.  You indicate that you have four geographic operating segments and that your reportable segments are International and North America. However, on page 23, you indicate that because Cash Logistics involves a higher level of service and more complex activities, customers are charged higher prices, which result in higher margins, and that management is focused on continuing to grow the cash logistics revenue stream. On page 25, you also discuss the unprofitable Belgium CIT business. In addition, your Investor Overview presentation in May 2011 indicates that you would like to maximize CIT profits and invest in high value services. Furthermore, your MD&A discusses the impact that such services have had on your results, including margins. As such, please tell us

how you concluded that the primary services described on page 85 are not operating segments under ASC Topic 280-10-50-1. In particular, we refer you to ASC Topic 280-10-50-9, which indicates that, if there are two or more overlapping sets of components for which managers are held responsible and the chief operating decision maker regularly reviews the operating results of both sets of components, the components based on products and services would constitute the operating segments. Please advise, and provide us with the reports that your CODM reviews on a regular basis to allocate resources and assess operating performance.

Note 14- Operating Leases, page 110

2.      You indicate that most vehicles that were added to the fleet prior to March 1, 2009, were obtained pursuant to operating leases that had residual value guarantees. You also indicate that vehicles added to the fleet after March 1, 2009, were either purchased or were financed under capital lease. In this regard, please clarify whether this was a change in accounting policy or whether this was a change in the manner in which you acquire such vehicles. In addition, tell us and discuss the reasons for this change in the overview section of your MD&A. The impact of such change, if material, should be included in your discussion of results of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief